Exhibit 99.1

JinkoSolar Announces Third Quarter 2024 Financial Results

10/30/2024

SHANGRAO, China, Oct. 30, 2024 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2024.

Third Quarter 2024 Business Highlights

•	Leveraging our advantages in N-type TOPCon technology, competitive products, global marketing, and manufacturing footprint, our module shipments ranked first in the industry for both the third quarter and the first three quarters of the year.
•	At the end of the third quarter, we became the first module manufacturer in the world to have delivered a total of over 280 GW solar modules.
•	N-type module shipments accounted for approximately 90% of our module shipments globally in the third quarter.
•	The mass production efficiency of N-type TOPCon cells reached approximately 26.2%.
•	We published our first Climate White Paper at the 2024 New York Climate Week.
•	We were recently recognized as a Tier 1 energy storage provider by Bloomberg New Energy Finance.

Third Quarter 2024 Operational and Financial Highlights

•	Quarterly shipments were 25,910 MW (23,838 MW for solar modules, and 2,072 MW for cells and wafers), up 2.3% sequentially, and up 14.7% year-over-year.
•	Total revenues were RMB24.51 billion (US$3.49 billion), up 1.9% sequentially and down 23.0% year-over-year.
•	Gross profit was RMB3.86 billion (US$549.4 million), up 44.0% sequentially and down 37.1% year-over-year.
•	Gross margin was 15.7%, compared with 11.1% in Q2 2024 and 19.3% in Q3 2023.
•	Net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB22.5 million (US$3.2 million), compared with net loss attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB100.7 million in Q2 2024 and net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB1.32 billion in Q3 2023.
•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB103.9 million (US$14.8 million), which excluded the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of long-term investments, (iii) share based compensation expenses, (iv) the net loss resulting from a fire accident at one of our production bases in Shanxi Province in April 2024 (the “Fire Accident”) and (v) the impairment of long-lived assets, compared with adjusted net income attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders of RMB378.5 million in Q2 2024 and RMB1.35 billion in Q3 2023.
•	Basic and diluted earnings per ordinary share were RMB0.11 (US$0.02) and RMB0.11 (US$0.02), respectively. This translates into basic and diluted earnings per ADS of RMB0.44 (US$0.06) and RMB0.44 (US$0.06), respectively.

Mr. Xiande Li, JinkoSolar’s Chairman and Chief Executive Officer, commented, “While earnings were under pressure across the industry during the quarter, we achieved relatively outstanding results leveraging our leading position in N-type TOPCon technology, competitive products, as well as our global sales and manufacturing networks. Imbalance between supply and demand led to continuous price decline in the end market, causing losses to almost the whole industrial chain. As we worked to balance utilization rates, shipments and profitability, prices in the third quarter were stable sequentially, and shipments to the U.S. increased significantly quarter-over-quarter. We also continued to optimize our integrated cost through technical advancements and supply chain management. Gross margin was 15.7%, and net income was $3.2 million, both improved significantly sequentially.

In September, the newly added installation was 20.89 GW in China, up 32.4% year-over-year and 26.9% sequentially, reversing the sequential decline in the previous two months while module exports decreased sequentially due to seasonality in some overseas markets. With profitability throughout the whole industrial chain under pressure, some companies have gone bankrupt, reorganized or been acquired. This month, the China Photovoltaic Industry Association (CPIA) held symposiums aimed at encouraging manufacturers to adopt self-discipline in their pricing strategies and production volume management. It also released a report calling on manufacturers to participate in biddings rationally and avoid selling or bidding below cost. The report also called on bid organizers to formulate healthy bidding processes that prioritize products and service quality as well as contract fulfillment. We believe these measures could help eliminate uncompetitive capacity and accelerate industry consolidation and that, with enhanced supervision, domestic prices will eventually return to reasonable levels.

We further consolidated our competitiveness, improving the mass-produced efficiency of our N-type TOPCon cells to nearly 26.2% at the end of the third quarter. As TOPCon technology is evolving rapidly, we have continued to invest in R&D and are gradually adopting certain new technologies into mass production based on market demand, equipment investments, and payback periods, to maintain a leading position in the industry. Also, we have further improved our smart production capabilities to lead the industry in digital transformation. Our new Jinko 360 Smart Platform, which has been certified by TÜV Rheinland, can achieve real-time equipment monitoring in most of our production processes and ensure whole-process management from warehousing of raw materials to warehousing of finished products.

As we navigate through cycles, we expect that the leading enterprises in our industry will emerge ahead thanks to their superior cost control, extensive sales networks, and effective cash flow management. In the long term, they will continue to benefit from continuous investments in R&D and expansion of their global capabilities. We will continue to focus on balancing market structure and profit margin levels and we expect module shipments to be between 90.0 GW to 100.0 GW for full year 2024. We will also continue to optimize our assets and liabilities structure, as well as turnover efficiency, further strengthening our resilience to risks.

Third Quarter 2024 Financial Results

Total Revenues

Total revenues in the third quarter of 2024 were RMB24.51 billion (US$3.49 billion), an increase of 1.9% from RMB24.05 billion in the second quarter of 2024 and a decrease of 23.0% from RMB31.83 billion in the third quarter of 2023. The sequential increase was mainly due to the increase in module shipments. The year-over-year decrease was mainly due to a decrease in the average selling price of solar modules compared to the third quarter of 2023.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2024 was RMB3.86billion (US$549.4 million), compared with RMB2.68 billion in the second quarter of 2024 and RMB6.13 billion in the third quarter of 2023.

Gross margin was 15.7% in the third quarter of 2024, compared with 11.1% in the second quarter of 2024 and 19.3% in the third quarter of 2023. The sequential increase was mainly due to the increase in average selling price of the solar modules compared to the previous quarter. The year-over-year decrease was mainly due to the decrease in the average selling price of solar modules compared to the third quarter of 2023.

Income/Loss from Operations and Operating Margin

Income from operations in the third quarter of 2024 was RMB75.5 million (US$10.8 million), compared with loss from operations of RMB1.14 billion in the second quarter of 2024 and income from operations of RMB2.99 billion in the third quarter of 2023. The fluctuations were primarily attributable to the changes in our revenues and gross margin in the third quarter of 2024.

Operating profit margin was 0.3% in the third quarter of 2024, compared with operating loss margin of 4.7% in the second quarter of 2024 and operating profit margin of 9.4% in the third quarter of 2023.

Total operating expenses in the third quarter of 2024 were RMB3.78 billion (US$538.7 million), a decrease of 0.9% from RMB3.81 billion in the second quarter of 2024 and an increase of 20.3% from RMB3.14 billion in the third quarter of 2023. The year-over-year increase was mainly due to (i) the increase in the shipping cost as the shipment of solar modules increased and (ii) the increase in the impairment of long-lived assets.

Total operating expenses accounted for 15.4% of total revenues in the third quarter of 2024, compared to 15.9% in the second quarter of 2024 and 9.9% in the third quarter of 2023.

Interest Expenses, Net

Net interest expenses consist of interest expenses of RMB300.9 million (US$42.9 million) and interest income of RMB98.8 million (US$14.1 million) in the third quarter of 2024.

Net interest expenses in the third quarter of 2024 was RMB202.1 million (US$28.8 million), an increase of 92.2% from RMB105.2 million in the second quarter of 2024 and an increase of 36.4% from RMB148.2 million in the third quarter of 2023. The sequential and year-over-year increases were due to the increase in interest-bearing debts in the third quarter of 2024.

Subsidy Income

Subsidy income in the third quarter of 2024 was RMB431.8 million (US$61.5 million), compared with RMB885.0 million in the second quarter of 2024 and RMB64.5 million in the third quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of incentives related to the Company’s business operations.

Exchange Loss/Gain and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB251.9 million (US$35.9 million) in the third quarter of 2024, compared to a net exchange gain of RMB305.0 million in the second quarter of 2024 and a net exchange loss of RMB295.8 million in the third quarter of 2023. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the third quarter of 2024.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes (the “Notes”) due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model. All the Notes with the principle amount of US$85.0 million have been converted into ordinary shares of the Company in the second quarter of 2024.

Change in fair value of the convertible senior notes was nil in the third quarter of 2024, compared to a gain of RMB12.8 million in the second quarter of 2024 and a gain of RMB295.6 million in the third quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in the photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized in earnings. As of September 30, 2024, the Company had RMB845.0 million

(US$120.4 million) in long-term investment, compared with RMB849.7 million as of June 30, 2024.

The Company recognized a gain from change in fair value of RMB30.8 million (US$4.4 million) in the third quarter of 2024, compared with a loss of RMB144.2 million in the second quarter of 2024 and a loss of RMB130.3 million in the third quarter of 2023. The sequential and year-over-year changes were primarily due to the changes in the valuation of several solar technology companies we invested in.

Other Income/Loss, net

Net other income in the third quarter of 2024 was RMB73.6 million (US$10.5 million), compared with net other income of RMB157.6 million in the second quarter of 2024 and net other loss of RMB25.2 million in the third quarter of 2023. The sequential and year-over-year changes were mainly due to the changes in the fair value of the financial instruments in the third quarter of 2024.

Equity in Loss of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB3.4 million (US$0.5 million) in the third quarter of 2024, compared with equity in loss of RMB67.6 million in the second quarter of 2024 and equity in loss of RMB22.9 million in the third quarter of 2023. The fluctuations in equity in loss of affiliated companies primarily arose from the changes in net loss incurred by the affiliated companies.

Income Tax Expense

The Company recorded an income tax expense of RMB148.5 million (US$21.2 million) in the third quarter of 2024, compared with RMB24.8 million in the second quarter of 2024 and RMB403.3 million in the third quarter of 2023.

Net Loss/Income attributable to Non-Controlling Interests

Net loss attributable to non-controlling interests amounted to RMB39.0 million (US$5.6 million) in the third quarter of 2024, compared with net loss of RMB18.8 million in the second quarter of 2024 and net income of RMB1.00 billion in the third quarter of 2023. The sequential and year-over-year changes were mainly attributable to the changes in net income of the Company’s majority-owned principal operating subsidiary,Jinko Solar Co., Ltd..

Net Income/Loss and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB22.5 million (US$3.2 million) in the third quarter of 2024, compared with net loss of RMB100.7 million in the second quarter of 2024 and net income of RMB1.32 billion in the third quarter of 2023.

Excluding the impact from (i) a change in fair value of the convertible senior notes, (ii) a change in fair value of the long-term investment, (iii) share based compensation expenses, and (iv) the net loss resulted from the Fire Accident and (v) the impairment of long-lived assets, adjusted net income attributable to the JinkoSolar Holding Co., Ltd.’s ordinary shareholders was RMB103.9million (US$14.8 million), compared with RMB378.5 million in the second quarter of 2024 and RMB1.35 billion in the third quarter of 2023.

Basic and diluted earnings per ordinary share were RMB0.11 (US$0.02) and RMB0.11 (US$0.02), respectively, in the third quarter of 2024, compared to basic and diluted loss per ordinary share of RMB0.48 and RMB0.53, respectively, in the second quarter of 2024, and basic and diluted earnings per ordinary share of RMB6.42 and RMB4.61, respectively, in the third quarter of 2023. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB0.44 (US$0.06) and RMB0.44 (US$0.06), respectively in the third quarter of 2024; basic and diluted loss per ADS of RMB1.94 and RMB2.12, respectively, in the second quarter of 2024; and basic and diluted earnings per ADS of RMB25.66 and RMB18.46, respectively, in the third quarter of 2023.

Financial Position

As of September 30, 2024, the Company had RMB22.37 billion (US$3.19 billion) in cash, cash equivalents, and restricted cash, compared with RMB13.87 billion as of June 30, 2024.

As of September 30, 2024, the Company’s accounts receivables were RMB19.67 billion (US$2.80 billion), compared with RMB18.39 billion as of June 30, 2024.

As of September 30, 2024, the Company’s inventories were RMB15.25 billion (US$2.17 billion), compared with RMB19.49 billion as of June 30, 2024.

As of September 30, 2024, the Company’s total interest-bearing debts were RMB36.72 billion (US$5.23 billion), compared with RMB28.06 billion as of June 30, 2024.

Third Quarter 2024 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 25,910 MW in the third quarter of 2024, including 23,838 MW for solar module shipments and 2,072 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

Fourth Quarter and Full Year 2024 Guidance

The Company’s business outlook is based on management’s current views and estimates with respect to market conditions, production capacity, the Company’s order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management’s views and estimates are subject to change without notice.

For the fourth quarter of 2024, the Company expects its module shipments to be in the range of 22.3 GW to 32.3 GW.

For full year 2024, the Company estimates its module shipments to be in the range of 90.0 GW to 100.0 GW.

Solar Products Production Capacity

The Company expects its annual production capacity for mono wafer, solar cell and solar module to reach 120.0 GW, 95.0 GW and 130.0 GW, respectively, by the end of 2024.

Recent Business Developments

•	In September 2024, JinkoSolar completed its delivery program which provided over 1,000 PV modules to Ohana Hope Village, a rapid response housing initiative in Kahului, Maui aimed to provide sustainable housing solutions for families displaced by the August 2023 Maui fire.
•	In September 2024, JinkoSolar was recognized as an Overall Highest Achiever in Renewable Energy Testing Center’s 2024 PV Module Index Report. This marks the fifth consecutive year that JinkoSolar has earned this notable award.
•	In September 2024, Jiangxi Jinko participated in the 2024 New York Climate Week, where JinkoSolar officially launched the English version of its first Climate White Paper.
•	In October 2024, Jiangxi Jinko announced that it proposes to offer and list up t 1,000,519,986 A shares in the form of GDRs on the Frankfurt Stock Exchange in Germany.
•	As of the date of this press release, JinkoSolar has repurchased a total of 5,596,739 ADSs in an aggregate amount of approximately US$134.5 million in the open market under its share repurchase program announced in July 2022 and the extended share repurchase program announced in December 2023. As of the same date, approximately US$65.5 million of the Company’s ordinary shares represented by the ADSs under the extended share repurchase program had not been utilized.

Conference Call Information

JinkoSolar’s management will host an earnings conference call on Wednesday, October 30, 2024 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10042950-b7e9np.html

It will automatically direct you to the registration page of “JinkoSolar Third Quarter 2024 Earnings Conference Call”, where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 6, 2024. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10042950

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar’s website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2024.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 30, 2024, which was RMB7.0176 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2023	Jun 30, 2024	Sep 30, 2024		Sep 30, 2023	Sep 30, 2024
	RMB’000	RMB’000	RMB’000	USD’000	RMB’000	RMB’000	USD’000
Revenues	31,834,258	24,053,049	24,508,244	3,492,397	85,848,419	71,605,572	10,203,712
Cost of revenues	(25,701,047)	(21,376,366)	(20,652,556)	(2,942,966)	(70,891,519)	(62,338,117)	(8,883,111)

Gross profit	6,133,211	2,676,683	3,855,688	549,431	14,956,900	9,267,455	1,320,601
Operating expenses:
Selling and marketing	(1,739,184)	(1,797,061)	(2,172,100)	(309,522)	(4,961,480)	(5,435,558)	(774,561)
General and administrative	(1,157,814)	(1,141,307)	(1,175,798)	(167,550)	(3,042,370)	(3,684,972)	(525,104)
Research and development	(218,097)	(215,394)	(208,668)	(29,735)	(632,227)	(664,490)	(94,689)
Impairment of long-lived assets	(27,912)	(660,964)	(223,588)	(31,861)	(580,662)	(884,552)	(126,048)
Total operating expenses	(3,143,007)	(3,814,726)	(3,780,154)	(538,668)	(9,216,739)	(10,669,572)	(1,520,402)

(Loss)/income from operations	2,990,204	(1,138,043)	75,534	10,763	5,740,161	(1,402,117)	(199,801)
Interest expenses	(255,951)	(212,897)	(300,935)	(42,882)	(879,058)	(795,566)	(113,368)
Interest income	107,780	107,740	98,790	14,077	467,043	301,431	42,954
Subsidy income	64,461	885,024	431,753	61,524	620,879	1,548,621	220,677
Exchange gain/(loss),net	(253,303)	247,726	(203,999)	(29,070)	976,517	169,737	24,187
Change in fair value of foreign exchange derivatives	(42,474)	57,250	(47,912)	(6,827)	(429,628)	23,052	3,285
Change in fair value of Long-term Investment	(130,311)	(144,222)	30,772	4,385	312,391	(168,778)	(24,051)
Change in fair value of convertible senior notes	295,602	12,791	-	-	123,914	323,474	46,095
Other income/(loss), net	(25,190)	157,574	73,632	10,492	36,905	1,554,684	221,540
Income/(loss) before income taxes	2,750,818	(27,057)	157,635	22,462	6,969,124	1,554,538	221,518
Income tax expenses	(403,305)	(24,799)	(148,460)	(21,155)	(1,059,453)	(649,977)	(92,621)
Equity in (loss)/income of affiliated companies	(22,937)	(67,644)	(3,389)	(483)	220,299	(57,852)	(8,244)
Net income/(loss)	2,324,576	(119,500)	5,786	824	6,129,970	846,709	120,653
Less: Net (income)/loss attributable to non-controlling interests	(1,001,203)	18,847	38,960	5,552	(2,711,842)	(293,218)	(41,783)
Less: Accretion to reemption value of redeemable non-controlling interests	-	-	(22,214)	(3,165)	-	(22,214)	(3,165)
Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,323,373	(100,653)	22,532	3,211	3,418,128	531,277	75,705

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per share:
Basic	6.42	(0.48)	0.11	0.02	16.73	2.54	0.36
Diluted	4.61	(0.53)	0.11	0.02	14.85	0.99	0.14

Net income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders per ADS:
Basic	25.66	(1.94)	0.44	0.06	66.93	10.15	1.45
Diluted	18.46	(2.12)	0.44	0.06	59.38	3.96	0.57

Weighted average ordinary shares outstanding:
Basic	206,286,879	208,076,672	204,902,909	204,902,909	204,273,709	209,393,151	209,393,151
Diluted	223,182,957	209,869,918	204,962,646	204,962,646	223,117,023	213,914,994	213,914,994

Weighted average ADS outstanding:
Basic	51,571,720	52,019,168	51,225,727	51,225,727	51,068,427	52,348,288	52,348,288
Diluted	55,795,739	52,467,479	51,240,662	51,240,662	55,779,256	53,478,749	53,478,749

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income/(loss)	2,324,576	(119,500)	5,786	824	6,129,970	846,709	120,653
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	-			-	(973)		-
-Foreign currency translation adjustments	(31,771)	9,874	(123,210)	(17,556)	192,274	(290,603)	(41,411)
-Change in the instrument-specific credit risk	5,245	-	-	-	70,690	-	-
Comprehensive income/(loss)	2,298,050	(109,626)	(117,424)	(16,732)	6,391,961	556,106	79,242
Less: Comprehensive (income)/loss attributable to non-controlling interests	(992,475)	9,056	77,293	11,014	(2,747,573)	(262,164)	(37,358)
Comprehensive income/(loss) attributable to JinkoSolar Holding Co., Ltd.’s ordinary shareholders	1,305,575	(100,570)	(40,131)	(5,718)	3,644,388	293,942	41,884

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

	Dec 31, 2023	Sep 30, 2024
	RMB’000	RMB’000	USD’000
ASSETS
Current assets:
Cash,cash equivalents, and restricted cash	19,069,107	22,371,099	3,187,856
Restricted short-term investments and short-term investments	8,509,257	4,429,382	631,182
Accounts receivable, net	22,958,693	19,670,062	2,802,961
Notes receivable, net	4,090,085	3,840,562	547,276
Advances to suppliers, net	4,565,779	3,013,735	429,453
Inventories, net	18,215,537	15,247,446	2,172,744
Foreign exchange forward contract receivables	103,100	72,891	10,387
Prepayments and other current assets, net	3,430,224	5,477,271	780,505
Held-for-sale assets	2,003,417	189,077	26,943
Total current assets	82,945,199	74,311,525	10,589,307
Non-current assets:
Restricted long-term investments	1,536,198	2,006,350	285,903
Long-term investments	2,117,628	1,703,354	242,726
Property, plant and equipment, net	41,267,187	45,637,079	6,503,232
Land use rights, net	1,821,012	1,840,527	262,273
Intangible assets, net	569,088	327,871	46,721
Right-of-use assets, net	742,431	566,016	80,657
Deferred tax assets	1,290,004	1,580,433	225,210
Advances to suppliers to be utilised beyond one year	648,377	610,575	87,006
Other assets, net	2,790,567	1,485,964	211,748
Available-for-sale securities-non-current	104,134	146,134	20,824
Total non-current assets	52,886,626	55,904,303	7,966,300

Total assets	135,831,825	130,215,828	18,555,607

LIABILITIES
Current liabilities:
Accounts payable	15,475,166	11,550,419	1,645,922
Notes payable	25,690,532	13,248,885	1,887,951
Accrued payroll and welfare expenses	2,798,964	2,605,596	371,294
Advances from customers	6,965,298	6,466,944	921,532
Income tax payables	1,016,039	347,519	49,521
Other payables and accruals	13,448,501	17,670,758	2,518,063
Foreign exchange forward derivatives payables	26,466	18,420	2,625
Convertible senior notes	782,969	-	-
Lease liabilities - current	155,931	120,299	17,142
Short-term borrowings, including current portion of long-term borrowings, and failed sale-leaseback financing	13,583,774	8,961,302	1,276,975
Held-for-sale liabilities	1,117,005	-	-
Total current liabilities	81,060,645	60,990,142	8,691,025

Non-current liabilities:
Long-term borrowings	11,238,806	19,907,288	2,836,766
Convertible notes	4,785,480	7,259,667	1,034,494
Accrued warranty costs - non current	2,145,426	2,204,720	314,170
Lease liabilities-noncurrent	557,136	470,711	67,076
Deferred tax liability	131,506	138,391	19,721
Long-term Payables	2,378,684	4,385,993	624,999
Total non-current liabilities	21,237,038	34,366,770	4,897,226

Total liabilities	102,297,683	95,356,912	13,588,251

Mezzanine Equity
Redeemable non-controlling interests	-	1,522,214	216,914

SHAREHOLDERS’ EQUITY
Total JinkoSolar Holding Co., Ltd. shareholders’ equity	20,156,434	20,117,522	2,866,724

Non-controlling interests	13,377,708	13,219,180	1,883,718

Total shareholders’ equity	33,534,142	33,336,702	4,750,442

Total liabilities, mezzanine equity and shareholders’ equity	135,831,825	130,215,828	18,555,607

C View original content: https://www.prnewswire.com/news-releases/jinkosolar-announces-third-quarter-2024-financial-results-302291448.html

SOURCE JinkoSolar Holding Co., Ltd.